Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: May 28, 2021

Wejo, a Global Leader in Connected Vehicle Data, to List Publicly in the U.S. Through a Business Combination with Virtuoso Acquisition Corp.

Transaction Positions Wejo to Continue Building the Industry Standard within the Connected Vehicle Ecosystem

•	Wejo uses connected vehicle data to revolutionize the way people live, work and travel

•	Wejo provides the capability to connect directly to integrated vehicle manufacturer sensors, enabling live insight and analytics for customers and auto manufacturer partners

•	Transaction anchored by key strategic investors including Palantir and GM

•	Transaction implies an equity value of approximately $1.1 billion and is expected to deliver approximately $330 million of gross proceeds, including $230 million cash contribution from Virtuoso and a $100 million fully committed PIPE

•	Proceeds will enable Wejo to accelerate expansion of markets across traffic management, advertising, fleet management, insurance, remote diagnostics, car sharing and rental, roadside assistance, payments, SaaS solutions and more

MANCHESTER, England & WESTPORT, CT May 28, 2021 —Wejo Limited (“Wejo”), a leader in connected vehicle data, and Virtuoso Acquisition Corp. (NASDAQ:VOSO) (“Virtuoso”), a special purpose acquisition company, today announced that they have entered into a definitive agreement for a business combination. This transaction will support Wejo’s vision of building the manufacturer-agnostic industry standard in connected vehicle data, creating applications across multiple marketplaces and enriching lives around the globe. Upon completion of the transaction, the combined company will operate under the Wejo name.

Wejo is a leader in the fast-growing landscape of connected vehicle data

Every day, Wejo collects in near-real-time 14.6 billion data points and analyzes 66 million journeys across a network of 10.7 million live vehicles from a supply base of over 50 million connected vehicles. Wejo expects its connected vehicle network to expand significantly with nearly half of all vehicles globally expected to be connected vehicles by the end of this decade. Unlike collectors of legacy vehicle data, which aggregate historical batch data, Wejo provides the capability to source live data directly from integrated vehicle sensors across multiple major auto manufacturers and auto part suppliers (“OEMs” and “Tier 1s”), allowing for near-real-time collection and analysis. Wejo’s cloud platform aggregates and normalizes data, creating standardized outputs across vehicles that deliver unique insights to data providers and data consumers. Wejo is building the industry standard that is manufacturer-agnostic, partnering with some of the world’s largest and most significant auto manufacturers and tier one suppliers.

Wejo’s position as a global leader in connected vehicle data is highlighted by:

•	Wejo’s data set being the only truly proprietary connected vehicle data set in the market

•	Engagement with 17 OEMs and Tier 1s

•	9.1+ trillion data points collected to date, or 5 petabytes of information

•	44.4 billion journeys mapped to date and 354 billion miles curated

•	A supply base of 50+ million connection-ready vehicles including 10.7 million live vehicles

•	24 patents pending plus one granted

•	274 customer and partner agreements

Richard Barlow, CEO and Founder of Wejo, said, “The team at Virtuoso champions our vision to transform connected vehicle data into data for good, and we are proud to establish the market standard for collecting and aggregating that data. Insights developed by our data will make mobility safer, smarter, and more sustainable. Driven by our marketplace solutions for customers and SaaS solutions for OEM and Tier 1 partners, we expect rapid growth in revenues over the next several years.”

Wejo’s mission of data for good is an integral part of its business. With insights derived from high quality in-journey connected vehicle data, Wejo is addressing today and tomorrow’s critical travel challenges such as EV infrastructure design and efficiency, traffic management, road safety and maintenance, fleet management, diagnostics and more.

Wejo has a diverse and growing customer base in traffic management and advertising, and it is actively expanding into new marketplaces, including fleet management services, usage-based insurance, remote diagnostics, roadside assistance, car sharing, and payments. With 65 percent of existing customers buying additional products or services and a 98 percent customer retention rate, Wejo is well-positioned within the industry to continue its growth and expansion across current and future marketplaces. By 2030, Wejo estimates a Connected Vehicle Data Market of $500 billion and a Serviceable Addressable Market of $61 billion driven by projections of over 600 million connected vehicles worldwide.

Barlow continued, “The connected vehicle is becoming an increasingly indispensable piece of technology, ever-present and ever-useful in our daily lives, and our innovative platform revolutionizes the way data is collected by plugging directly into the source, which creates unprecedented in-journey insight. This transaction will accelerate our growth plans through expansion across geographies and our addressable markets, which are significant. We are excited to have found a partner in Virtuoso who understands the potential of our business as we take this step forward in an important and burgeoning market.”

Jeffrey D. Warshaw, Chairman and CEO of Virtuoso Acquisition Corp, said, “Wejo is uniquely positioned to set the industry standard and realize the extraordinary potential in connected vehicle data, and we are confident that Wejo’s innovative platform, strong leadership and proprietary data sets will set the company apart as the market for connected vehicles and their data continues to grow. We are excited to partner with Richard and the Wejo team, and we look forward to supporting their transition to becoming a publicly traded company.”

Transaction Overview

Pursuant to the transaction, Virtuoso will combine with Wejo at an enterprise value of $800 million, which implies an estimated $1.1 billion pro forma equity value. Wejo’s existing shareholders are rolling 100% of their existing equity into the combined company and will own approximately 64% of the issued and outstanding shares immediately following closing of the business combination, assuming no redemptions by Virtuoso’s public stockholders.

The transaction is expected to deliver approximately $330 million of gross proceeds, comprised of Virtuoso’s $230 million cash held in trust, assuming no redemptions by Virtuoso’s public stockholders, and a fully committed $100 million PIPE priced at $10.00 per share with participation from lead strategic investors including Palantir Technologies Inc. (NYSE:PLTR) and General Motors (NYSE:GM). Additional strategic investors have expressed interest in participating in the PIPE for up to an incremental $25 million within the next 30 days and are in continuing negotiations with the parties.

Cash proceeds from the transaction will fully fund Wejo’s five-year plan and position the company to execute on all of its strategic objectives, including acceleration of OEM onboarding, continued rollout of new offerings and services for connected vehicle customers and further expansion into new geographies and in-demand marketplaces. The company will be well capitalized with an estimated $300 million cash at closing and $32 million of debt.

The Board of Directors of Virtuoso and the Board of Directors of Wejo have each unanimously approved the proposed transaction, which is expected to close during the second half of 2021, subject to Virtuoso shareholder approval and customary closing conditions.

More Information

Visit www.wejo.com/investor-relations for more information.

Advisors

Citigroup Global Markets Inc. is serving as exclusive financial advisor to Wejo and Weil, Gotshal & Manges LLP is serving as legal counsel. Moelis & Company LLC is serving as exclusive financial advisor to Virtuoso and Arnold & Porter Kaye Scholer LLP is serving as legal counsel. Moelis & Company LLC is acting as lead placement agent on the PIPE. Cohen & Company Capital Markets (a division of J.V.B. Financial Group, LLC) and The Growth Stage also acted as placement agents on the PIPE. As previously announced, BTIG, LLC and Moelis & Company LLC acted as joint bookrunners on Virtuoso’s $230mm IPO in January 2021 and are acting as joint capital markets advisors to Virtuoso.

About Virtuoso

Virtuoso Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more businesses. Virtuoso is led by Jeffrey D. Warshaw, Chairman and CEO, and Michael O. Driscoll, Chief Financial Officer.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and will be contained on Form S-4 (the “Form S-4”), including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 is expected to be filed by the Company with the SEC. The Form S-4 will include preliminary and definitive proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Contacts

Nick Goode

Wejo

Nick.Goode@wejo.com

Patricia Graue / Lou DeLeo / Simone Selzer

Brunswick Group

(212) 333-3810

wejo@brunswickgroup.com

Investors

investor.relations@wejo.com